UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMENDMENT NO. 2

QUANTUM FUEL SYSTEMS TECHNOLOGIES

WORLDWIDE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

74765E109

(CUSIP Number of Class of Securities)

(Underlying Common Stock

Kenneth R. Lombardo

Vice President – Legal and General Counsel

Quantum Fuel Systems Technologies Worldwide, Inc.

17872 Cartwright Road

Irvine, California 92614

Telephone: (949) 399-4500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Patrick J. Haddad, Esq.

Kerr, Russell & Weber, PLC

500 Woodward Ave., Suite 2500

Detroit, Michigan 48226

(313) 961-0200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,585,900	$62.33

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and cancelled pursuant to this offer. These option grants cover 4,287,694 shares of the issuer’s Common Stock and have a value of $1,585,900, calculated using the Black-Scholes method, as of October 16, 2008.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$62.33
Form or Registration No.	005-78735
Filing Party:	Quantum Fuel Systems Technologies Worldwide, Inc.
Date Filed:	October 17, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 17, 2008, as amended by Amendment No.1 to Schedule TO filed with the Securities and Exchange Commission on November 6, 2008 (“Schedule TO”), by Quantum Fuel Systems Technologies Worldwide, Inc. (the “Company”) relating to the offer by the Company to eligible participants to exchange options to purchase shares of the Company’s common stock , par value $0.001 per share, issued under the Company’s 2002 Stock Incentive Plan (“Stock Plan”) and having an exercise price greater than $1.41 per share, for replacement options (“Replacement Options”) issued under the Stock Plan that will entitle the holder to purchase a fewer number of shares of our common stock at an exercise price equal to the greater of (i) $1.13 per share and (ii) the closing price on the last trading day immediately preceding the date the Replacement Option is granted, upon the terms and subject to the conditions in the Offer to Exchange that was filed as Exhibit 99.(a)(1)(A) to the Schedule TO.

This Amendment No. 2 is the final amendment being filed in order to report the results of the Offer to Exchange. Except as amended and supplemented hereby, all terms of the Offer and all disclosures set forth in the Schedule TO, and the exhibits thereto, remain unchanged.

Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

“The Offer to Exchange made by the Company expired at 5:00 p.m., Pacific Time, on November 17, 2008. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 3,896,826 shares of its common stock, representing approximately 99.5% of the 3,917,826 shares underlying the Eligible Options. In accordance with the terms and conditions of the Offer to Exchange, the Company granted Replacement Options to purchase 2,574,667 shares of common stock with an exercise price of $1.13 per share in exchange for the tendered Eligible Options.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description

99.(a)(1)(A)*	Offer to Exchange Certain Stock Options for Replacement Options, dated October 17, 2008.

99.(a)(1)(B)*	Instructions to Election Form.

99.(a)(1)(C)*	Form of Election Form.

99.(a)(1)(D)*	Instructions to Notice of Withdrawal.

99.(a)(1)(E)*	Form of Notice of Withdrawal.

99.(a)(1)(F)*	Form of Confirmation of Receipt of Election Form.

99.(a)(1)(G)*	Form of Confirmation of Receipt of Notice of Withdrawal Form.

99.(a)(1)(H)*	Form of E-Mail Reminder of Expiration Date.

Exhibit Number	Description

99.(a)(1)(I)*	Email dated October 16, 2008 from Quantum to Eligible Participants.

99.(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended April 30, 2008, filed with the SEC on July 3, 2008 and incorporated herein by reference.

99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2008, filed with the SEC on September 9, 2008 and incorporated herein by reference.

99.(a)(1)(L)**	Form of Email Notice of Amendment to Offer to Exchange.

99.(d)(1)	Quantum Fuel Systems Technologies Worldwide, Inc. Amended 2002 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2005 that was filed with the SEC on September 9, 2005

99.(d)(2)	Quantum Fuel Systems Technologies Worldwide, Inc. 2002 Stock Incentive Plan and Form of Notice of Stock Option Award and Stock Option Award Agreement incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-96923), which was filed with the SEC on July 23, 2002.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on October 17, 2008, and incorporated herein by reference.

**	Previously filed with the Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on November 6, 2008, and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2008

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

By:	/s/ W. Brian Olson
W. Brian Olson
Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description

99.(a)(1)(A)*	Offer to Exchange Certain Stock Options for Replacement Options, dated October 17, 2008.

99.(a)(1)(B)*	Instructions to Election Form.

99.(a)(1)(C)*	Form of Election Form.

99.(a)(1)(D)*	Instructions to Notice of Withdrawal.

99.(a)(1)(E)*	Form of Notice of Withdrawal.

99.(a)(1)(F)*	Form of Confirmation of Receipt of Election Form.

99.(a)(1)(G)*	Form of Confirmation of Receipt of Notice of Withdrawal Form.

99.(a)(1)(H)*	Form of E-Mail Reminder of Expiration Date.

99.(a)(1)(I)*	Email dated October 16, 2008 from Quantum to Eligible Participants.

99.(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended April 30, 2008, filed with the SEC on July 3, 2008 and incorporated herein by reference.

99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2008, filed with the SEC on September 9, 2008 and incorporated herein by reference.

99.(a)(1)(L)**	Form of Email Notice of Amendment to Offer to Exchange.

99.(d)(1)	Quantum Fuel Systems Technologies Worldwide, Inc. Amended 2002 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2005 that was filed with the SEC on September 9, 2005

99.(d)(2)	Quantum Fuel Systems Technologies Worldwide, Inc. 2002 Stock Incentive Plan and Form of Notice of Stock Option Award and Stock Option Award Agreement incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-96923), which was filed with the SEC on July 23, 2002.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on October 17, 2008, and incorporated herein by reference.

**	Previously filed with the Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on November 6, 2008, and incorporated herein by reference.